File No. 0-27884
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2006
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑       Form 40-F ☐
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐       No ☑
     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .]

Announcement for the date of 2006 Annual General Meeting of shareholders	1

Signatures	2

Macronix International Co., Ltd.
16, Li-Hsin Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C.
Tel: +886 3 578 6688                           Fax: +886 3 563 2888
http://www.macronix.com
     Macronix Announced the date of 2006 Annual General Meeting of shareholders
Hsin-chu, Taiwan, R.O.C.– Macronix International Co., Ltd.(NASDAQ: MXICY, TSEC: 2337) (the “Company”) announced the date of 2006 Annual General Meeting of shareholders (“AGM”) on April 06, 2006.
At the 10th board meeting held on April 06, 2006, the board of director resolved to convene a 2006 AGM on June 30, 2006.
The location and agenda for 2006 AGM is as below :

Location :	The Auditorium in the Activity Center of the Hsinchu Science Park. (No.2, Hsin-Ann Rd., Hsinchu Science Park, Hsinchu, 300, Taiwan, R.O.C.)
Agenda :

●	Report Items
Report of 2005 business
Supervisors’ review report
Assets Impairment report
Other report
●	Ratification Items
Ratification of 2005 Business Report and Financial Statements
Ratification of deficit making up proposal
●	Discussion Items
Approval of the amendment of the Articles of Incorporation
Approval of the amendment of the rules for proceedings of Shareholders Meetings
Approval of the amendment of the procedure of Endorsements & Guarantees
Approval of the amendment of the procedure of Derivatives Trading
Approval of removing the non-competition restriction on identified directors
●	Other agenda and Special resolution
The book-close period for 2006 AGM would be from May 2, 2006 ~ June 30, 2006 . And pursuant to the Article 172-1 of Company Law , the period of accepting proposals would be from April 24, 2006 ~ May 3, 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: April 06, 2006	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center